UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )

                              Cavalier Homes, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                  149507 - 105
                                 (CUSIP Number)

                          Copies of Communications To:

                               David A. Roberson
                              Cavalier Homes, Inc.
                                 P. 0. Box 300
                             Addison, Alabama 35540
                                 (205) 747-1575
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 General Update
            (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

    Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP No.  149507 105                                Page 2 of 6 Pages

- --------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Barry B. Donnell
           S.S. Identification No. ###-##-####
- --------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

                                                         (a)______
                                                         (b)______
- --------------------------------------------------------------------------------

3.  SEC USE ONLY
- --------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    (See Instructions)

    00
- --------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            ______
- --------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- --------------------------------------------------------------------------------

NUMBER OF                   7.  SOLE VOTING POWER
SHARES
BENEFICIALLY                        462,813
OWNED BY                   ----------------------------------------------------
EACH                        8.  SHARED VOTING POWER
REPORTING
PERSON                              0
WITH                       ----------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER

                                    462,813
                           ----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

                                    0
- --------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       462,813
- --------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                            ______
- --------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        4.8%
- --------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON
    (See Instructions)

                        IN
- --------------------------------------------------------------------------------

                                                     Page 3 of 6 Pages
Introductory Statement.

    Pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Schedule 13D, as heretofore amended, previously filed by Barry B. Donnell (the "Reporting Person") is hereby amended and restated as described herein.

Item 1. Security and Issuer.

    This Amendment No. 9 to Schedule 13D relates to the shares of common stock, par value $0.10 per share (the "Common Stock") of Cavalier Homes, Inc. (the "Company").

Item 2. Identity and Background.

     Item 2 of the Schedule 13D, as heretofore amended, is hereby amended and restated as follows:

     (a)  The name of the Reporting Person is Barry B. Donnell.

     (b) The business address of the Reporting Person is 719 Scott Avenue, Wichita Falls, Texas 76301.

     (c) The present principal occupation of the Reporting Person is Chairman of the Board and Director of the Company, Highway 41 North and Cavalier Road, Addison, Alabama 35540.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

    Item 3 of the Schedule 13D, as heretofore amended, is hereby amended and restated as follows:

    On June 7, 1996, the Reporting Person purchased 117,187 shares of Common Stock pursuant to the exercise of an option granted under the Company's 1993 Amended and Restated Nonqualified Stock Option Plan. The transaction was effected as a "cashless" exercise, pursuant to which the funds in payment of the exercise price, in the aggregate amount of $606,208.35, were delivered to the Company on behalf of the Reporting Person by Equitable Securities Corporation. The shares of Common Stock acquired upon exercise of the option were issued directly to Equitable Securities Corporation and sold for the account of the Reporting Person and Equitable Securities Corporation was then repaid from the proceeds of such sale.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D, as heretofore amended, is hereby amended and restated as follows:

     The Reporting Person has acquired the shares of Common Stock for investment purposes. The Reporting Person intends to review, from time to time, possible courses of action with respect to the Common Stock and to take such actions as he considers desirable in light of the circumstances then prevailing and his investment objectives. The Reporting Person is also an officer and a director of the Company and, as such, participates in the decisions concerning the Company that come before management in the course of its business. The Reporting Person may seek to acquire additional shares of Common Stock in the future in open market transactions or in private transaction on terms and conditions which he deems desirable, depending on market conditions and other factors.

                                                     Page 4 of 6 Pages

     Other than as described above, the Reporting Person does not presently have any plans for (i) the acquisition or disposition of additional shares of Common Stock; (ii) any extraordinary corporate transaction involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the business or corporate structure of the Company; (vii) any change in the articles of incorporation or bylaws of the Company or other actions which would impede the acquisition of control of the Company; (viii) causing the Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or (x) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

    Item 5 of the Schedule 13D, as heretofore amended, is hereby amended and restated as follows:

    For purposes of this Schedule 13D, the percentage of Shares beneficially owned has been computed on the basis of the 9,661,663 shares of Common Stock outstanding on June 7, 1996, based upon information provided by the Company. The number of shares outstanding and the number of shares reported as beneficially owned by the Reporting Person have been adjusted to reflect a five-for-four stock split effected by the Company on August 15, 1995 and a three-for-two stock split effected by the Company on February 15, 1996.

     (a) The Reporting Person is the beneficial owner of 462,813 shares of Common Stock owned directly by him, constituting 4.8% of the shares of Common Stock outstanding, as determined above. The Donnell Foundation is no longer the owner of any shares of Common Stock. On May 15, 1996, the Reporting Person was granted options to purchase 100,000 shares of Common Stock, at an exercise price of $20.75 per share, pursuant to the Company's 1996 Key Employee Stock Incentive Plan. The shares of Common Stock to be acquired upon the exercise of such options are not reported as beneficially owned by the Reporting Person, inasmuch as they are not exercisable as of the date hereof or within 60 days thereafter.

     (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 462,813 shares of Common Stock held directly by him.

                                                     Page 5 of 6 Pages

     (c) Since the filing of Amendment No. 8 to Schedule 13D, the Reporting Person has effected the following transactions in the Common Stock:

                                No. of            Type of              Price
          Date                  Shares          Transaction          Per Share

          Transactions by the Donnell Foundation:

          July 25, 1995         1,073            Market Sale           $16.125
          July 25, 1995           900            Market Sale            16.00
          May 9, 1996           2,800            Market Sale            20.125
          May 10, 1996         15,950            Market Sale            20.00

          Transactions by Barry B. Donnell:

          June 3, 1996          1,250            Gift to Charity         N/A
          June 7, 1996        117,187            Purchase                5.173
                                                 (Option Exercise)
          June 7, 1996        117,187            Market Sale            22.50


     (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on June 7, 1996.

                                                     Page 6 of 6 Pages


                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: June 19, 1996



                                     /S/ Barry B. Donnell
                                     ---------------------------
                                     Barry B. Donnell